THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

August 11, 2008

Edward M. Kelly, Esq., Senior Counsel                                           VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Eternal Image, Inc.

FORM S-1/Amendment Number 1  (to Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated January 16, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter.  In addition to changes responsive to the comments, the financial statements (which have been moved to precede the Management Discussion and Analysis and Plan of Operation section) have been updated up to and including March 31, 2008, the text has been updated to include the most recent events effecting the Registrant, there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text, and the dates and financial information in the text have been changed to correspond to the updated financial statements, where appropriate.  Furthermore, the amendment contains changes related to the fact that more selling shareholders have been added and, accordingly, more shares are covered by the Registration Statement.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

August 11, 2008

1.  The subject amendment has been filed on Form S-1.

2.  The Registrant was not satisfied with the urn designs that were presented for approval by the Registrant, and have determined not to proceed with the Remiere of Ireland arrangement at this time.  The Registrant has not spent any funds in furtherance of the arrangement. Although the parties have mutually agreed not to proceed, the termination has not been memorialized by a writing executed by and between the parties.

3.  The financial statements have been updated through March 31, 2008 and the financial related data in the body of the Registration Statement, as amended, has been adjusted accordingly. The Registrant is aware that the March 31, 2008 financial statements will become stale shortly and is having its financial statements are currently being updated through the second quarter ended June 30, 2008.

4.  The SIC has been corrected to 3990.

5.  Footnote number 2 of the calculation of registration fee has been corrected so that the statements now indicate that the original selling shareholder acquired its shares by conversion of convertible promissory notes.

6.  All three areas (i.e. the Prospectus Outside Front Cover and sections entitled “Determination of Offering Price” and “Plan of Distribution” ) have been amended to indicate that the “selling shareholders will sell at a price of $0.02 …”

7.  The phrase that the Staff quoted in this comment (i.e. “the accompanying presentation presents the historical financials of Diamics, Inc, and the accounting acquirer”) is and was not found in the “History” section. It was, however, found in footnote number 1 to the financials statements. That footnote has been corrected.  The “History” section did and does contain the proper characterization, namely “(a)ccordingly, the historical financial statements presented herein are those of the Michigan “C” corporation and do not include the historical financial results of Diamics, Inc.”

8.  The third paragraph under “History” as been revised to include the following sentence: “In addition, in the reverse merger, we valued all the acquired liabilities and assets of Diamics, Inc. at fair market value and attributed the remainder ($23,500) to goodwill.”

9.  “EI” did refer to Eternal image, inc.. however, it has been changed to “our”.

10.  A statement has been added to indicate that the information wound at the Registrant’s website is NOT incorporated by reference into the prospectus.

11.  An effort has been made to revise many of the various risk factors to comply with the Staff’s request to enable the reader to assess the various risks- including each’s magnitude.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

August 11, 2008

12.  The referenced risk factor and the “Contract Manufacturers” portion of the “Business” section has been revised to include the Registrant’s three (3) contract manufacturers and the fact that no written agreements govern these relationships.

13.  The discussion in the referenced risk factor and in the section “Rule 144” under “Shares Eligible for Future Sale” has been revised to reflect the requirements of Rule 144 including its requirements regarding shares issued by former shell companies.

14.  Headings have been added for the two columns that show the high and low bid prices per share.

15.  The discussion regarding the agreement with Building Q has been expanded and the agreement as extended is included as new Exhibit 10.12.

16.  The Registrant does not have a written agreement with its major supplier. Currently, it is attempting to negotiate and enter a written agreement. However, until such time as a written agreement is executed, it is the Registrant’s position that to identify this supplier would put it at a severe competitive disadvantage. A section entitled “Suppliers” has been added describing the current payment arrangements that exist with this supplier, i.e. “Net 30 days”. Reference to Footnote 11 in the first filing was an error.. This supply arrangement is also discussed in Response Number 30, below.

17.  A second paragraph has been added to the section entitled “Product and Product Design” regarding design patent applications that have been filed by the Registrant. A new exhibit number 99.1 has been added.

18.  The ASAPR agreement has been has been extended through to March 2009. The eight paragraph in this “Sales and Marketing Strategy” section has been expanded to describe the Services to be provided, the term and the monthly fee the Registrant pays. A new exhibit number 10.13 has been added.

19.  An introductory paragraph has been added under the “Target Sales Group” section of which “Funeral Service Conglomerates” is a part. This introductory paragraph clearly indicates that the Registrant is not dependent on one or a few customers.

20.  For fiscal years 2006 and 2007, the Registrant spent $231,502 and $0, respectively, on research and development activities. None of these expenditures were borne directly by customers. This information was added to this “Products and Product Design” section of the Registration Statement.

21.  Reference to that the Registrant’s product line included vaults is an error; it should have stated vault covers (also known as carapaces). This change has been made in this “Products and Product Design” section and throughout the Registration Statement where “vaults” was mentioned. Also, in that same section, it has been inserted that:  (a) the Registrant has the right to manufacture and sell vault covers under its licensing agreements with Major League Baseball and Star Trek; (b) the manufacturing process for both types of vault covers has begun, but, to date, none have been sold; and (c) the Registrant’s distribution partner, Wilbur Vault Co., has been testing the concept on its customer base over the last six months.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

August 11, 2008

22.  To date, the Registrant has ONLY sold urns. Since January 2006 through March 31, 2008, it has sold 2,091 urns. This is now indicated in “Products and Product Design – Urns.”  Also, each of the other subsections (“Caskets and “Additional Products”) under this category now indicate that there have been no sales of those items.

23.  The Registrant will be seeking Confidential Treatment regarding these licensing agreements based on the theory of loss of competitive advantage. The Staff will be copied on all correspondence in connection with this.

24.  A third paragraph has been added to the “Competition” section describing the methods of competition.

25 - 27.  The “Plan of Operation” section has been completely revised and is now entitled “Management's Discussion and Analysis and Plan of Operation” and contains both the MD&A and the Plan of Operation.

28.  The third paragraph of the “Liquidity and Capital Resources” section has been revised to address the source of future capital and the consequences of failing to obtain same.

29.  The second paragraph of the “Liquidity and Capital Resources” section has had a sentence added at that indicates that the Registrant is in not in default on any of its debt covenants.

30.  Under the “Management Discussion and Analysis and Plan of Operation –Liquidity and Capital Resources” section, in the fourth (last) paragraph, this new supply payment arrangement has been discussed. It is now “net 30 days”. Previously, the Registrant was required to deliver payment in advance, and since the supplier could take up to four months to complete the order, the Registrant’s cash was tied up and could not be put to more productive uses.  Presently, the new arrangement is oral, but the parties intend to formalize the arrangement in a written contract. Since the arrangement is not in writing at this time, the Registrant believes that it would risk its competitive advantage to identify the supplier, and will seek confidential treatment if necessary. Reference to Footnote 11 in the first filing was made in error. This supply arrangement is also discussed in Response Number 16, above.

31 – 34.  The missing details of the various business biographies have been included. Bankruptcy related information has been added to the biographies of Messrs. Popravsky and Mytych.

35.  The introductory paragraph under “Executive Compensation” has been revised, and does not include reference to Ms. Shatter joining the Registrant in January 2006. The year (2002) indicated in her business biography as her starting year is correct.

36.  The executive compensation disclosures have been updated to and including fiscal year ended December 31, 2007.

37.  Reference to Mr. Mytych in the summary of Mr. Popravsky’s employment agreement has been corrected to refer to Mr. Popravsky.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

August 11, 2008

38.  The identity of the natural person who controls selling shareholder, North Atlantic, Limited. (.i.e. the person who has equitable, voting and dispositive powers that shareholder’s shares) has been identified in this section as T.G Phillips.

39.  The section “Rule 144” under “Shares Eligible for Future Sale” has been revised to reflect the requirements of Rule 144 including its requirements regarding shares issued by former shell companies.

40.  The selling shareholder, North Atlantic, Limited, has represented that  it is not a broker-dealer or an affiliate of a broker-dealer.

41.  A new paragraph has been added to the end of the “Selling Shareholders” section that indicates that the Registrant will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

42.  Under “Legal Matters” counsel’s address has been added.

43.  In the section entitled “Disclosure of Commission Position on Indemnification for Securities Act Liabilities” reference to the “New Jersey Business Corporation Act” has been corrected to the “Delaware General Corporation Law.”

44.  Financial Statements-Balance Sheet. – the fixed asset “product design and tooling” refers to the production tooling used to produce product. These assets have a useful life of over a year and depreciated over seven years under GAAP.

45.  Financial Statements-Balance Sheet – the Registrant agrees that the organizational costs should have been expensed; however, due to the small amount (less then 1% of the balance sheet), it believes that this amount is immaterial and does not justify the cost of adjusting prior financial statements. However to account for this the Registrant will make this adjustment in 2008 and expense the organizational costs.

46.  Financial Statements – Summary of Significant Accounting Policies – the Registrant did not provide an allowance for doubtful accounts during this time period; however, it plans to go to the allowance method in the next reporting year. Prior to this time it was not material.

47.  Financial Statements – Note 4, Long Term Debt – The stock was issued for professional services (including for consulting, accounting and legal services).  The services were paid in full.  The previous Note 4 has been removed.

48.  Financial Statements – Note 5, Public Relations and Marketing – the Registrant has been recording expenses as incurred, not when paid. The wording in the original filing was incorrect. This section has been updated accordingly.

49.  Financial Statements – Note 5, Licensing Consultant – the Registrant has updated the footnotes to reflect what Building Q expenses have been incurred, expensed, and any balance due for each time period.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

August 11, 2008

50.  Financial Statements – Note 7, Stockholders’ Equity – Common Stock Transactions - all financial statements have been adjusted to retroactively reflect all stock splits through January of 2008 in accordance to SAP Topic 4:C.

51.  Financial Statements – Note 7, Stockholders’ Equity – Warrants - the warrants are recorded in the equity statement and are valued at fair value and issued for consulting services rendered during the reverse merger.

52.  Financial Statements – Note 8, Income Taxes - the Registrant has adopted FIN 48 and disclosed it in the financial statements.

53.  Item 15 (new) – “Recent Sales of Unregistered Securities” has been updated through the filing date and the exemptions from registration that were relied upon and the applicable facts have been included.

54.  Item 17 (new) – “Undertakings” has been revised to remove the inapplicable subparagraphs.

55.  Exhibit 5.1 – “Opinion on Legality” has been updated and,  in its last paragraph, has been revised to not limit the parties who can rely on the opinion.

56.  Exhibit 5.1 – “Opinion on Legality” also contains counsel’s consent to being named in the Registration Statement, and the exhibit is dually labeled Exhibit 23.2 – “Consent of Thomas E. Boccieri, Esq.”.

Please contact the undersigned should you have any questions or comments in connection with this filing.

Thank you for your anticipated prompt attention to this filing.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytych

James Parliament

Josh Pollack, CPA